U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010
Attn: Jill S. Davis

RE:       McCormick & Company, Incorporated (the “Company”)

Form 10-K for Fiscal Year Ended November 30, 2007
Filed January 28, 2008
File No. 001-14920

Dear Ms. Davis:

Please find set forth below our response to the comment raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 3, 2008, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comment, which is followed by the Company’s response. Capitalized terms not defined herein shall have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended November 30, 2007

Note 13 — Commitments and Contingencies, page 57

We note in your response to our comment number seven that you have determined the amount accrued for claims and litigation is not material.  Please expand your financial statement disclosure to include this determination.  Your current financial statement disclosure does not enable the reader to determine that the requirements of paragraph 9 of FAS 5 were omitted due to immateriality.

McCormick & Company, Inc. Response:

We will expand our commitments and contingencies financial statement disclosure in future filings as follows:

During the normal course of our business, we are occasionally involved with various claims and litigation.  Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated.  At November 30         no material reserves were recorded.  No reserves are established for losses which are only reasonably possible.  The determination of probability and the estimation of the actual amount of any such loss in inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any.

However, we believe that the likelihood that any such excess might have a material adverse effect on our financial statements is remote.

In addition, as requested in the Staff’s letter, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-8194,

Thank you.

Very truly yours,

/s/ Gordon Stetz
Gordon Stetz
Executive Vice President and
Chief Financial Officer

Cc: James Giugliano (SEC)

Robert Skelton, Senior Vice President, General Counsel and Secretary

Alan Wilson, President and Chief Executive Officer